Current Technology Enters the Asset Tracking Industry Through Acquisition of Proprietary GPS Tracking Platform

MSGI Security Solutions granted worldwide License for GPS tracking technology

VANCOUVER, British Columbia, December 5, 2007 -- Current Technology Corporation (OTCBB: CRTCF) today announced that it has entered into a non-binding letter of intent to purchase 51% of Celevoke Inc. (“Celevoke”), distributor of a proprietary global GPS tracking technology developed by LunarEYE.  As evidenced by its recent patent infringement victories, LunarEYE owns seminal patents critical to the efficient operation of asset monitoring and management systems worldwide.  As a value added distributor of the LunarEYE GPS tracking technology, Celevoke owns and operates a robust Internet portal that provides asset owners/operators the ability to track and manage their assets from remote locations in real time.

MSGI Security Solutions (OTCBB: MSGI), a homeland security company based in New York specializing in proprietary wireless surveillance technology, will be granted a worldwide license to distribute the GPS tracking platform. MSGI has established relationships within the intelligence and military community, particularly through the US Dept of Homeland Security and US Department of Justice as well as commercial security channels. MSGI plans to introduce the technology in January as an extension of its existing platform for the surveillance and protection of critical infrastructures.

Robert Kramer, chairman and CEO of Current Technology commented, “As evidenced by our June news release, our initial intention was to distribute Celevoke’s GPS tracking technology worldwide on a non-exclusive basis.  The more we learned, however, the clearer it became our shareholders would benefit significantly from a more substantive involvement.  While we are not in a position to guarantee the outcome, we are hopeful that the acquisition can be completed within 30 days.  We intend to announce the details of this transaction upon its close.  Our new partnership with MSGI Security Solutions will bring an immediate impact to Current Technology as MSGI leverages its existing clients and business associates to jump start our expansion into the asset tracking business.”

About LunarEYE
LunarEYE, based in Liberty, Texas, is a leading edge M2M (machine to machine) wireless solution provider and developer with products centering on its patented location based technology. LunarEYE has appointed Celevoke its distribution company, with the right to appoint sub-distributors. Celevoke sells state of the art branded asset tracking web sites, patented GPS tracking systems and various other wireless hardware devices. Worldwide wireless networks, maps and data services are also included in the economically bundled packages that are sold exclusively through authorized distributor networks. For further information, please go to http://www.lunareye.com.

About MSGI Security Solutions, Inc.
MSGI Security Solutions, Inc. is a leading international provider of proprietary security solutions to commercial and government organizations. MSGI is developing a combination of innovative emerging businesses that leverage information and technology with a focus on encryption technologies for actionable surveillance and intelligence monitoring. The Company is headquartered in New York City where it serves the needs of counter-terrorism, public safety, and law enforcement in the United States, Europe, the Middle East and Asia. More information on MSGI is available on the company's website at www.msgisecurity.com

Forward-Looking Statements

The news release contains forward-looking statements regarding future events and the Company’s future results that are subject to the safe harbors created under the Security Act of 1933, as amended, and the Securities Exchange Act of 1934.  These statements are based on current expectations, estimates, forecasts, and projections about the industries in which the Company operates and the beliefs and assumptions of the Company’s management.  Words such as “expects”, “anticipates”, “targets”, “goals”, “projects”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “continues”, “may”, “will”, variations of such words and similar expressions are intended to identify such forward-looking statements.

For further information, please contact:

CORPORATE:
Robert Kramer
Current Technology Corporation
1-800-661-4247

INVESTOR RELATIONS:
Richard Hannon
Polestar Communications
1-866-858-4100

Jeremy Barbara
Chairman & CEO
MSGI Security Solutions, Inc.
917-339-7134
info@msgisecurity.com

Yvonne L. Zappulla
Managing Director
Grannus Financial Advisors, Inc.
212-681-4108
yvonne@grannusfinancial.com